                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                    Marcum Natural Gas Services, Inc.
--------------------------------------------------------------------------------

                                                   (Name of Issuer)

                                                     Common Stock
--------------------------------------------------------------------------------

                                            (Title of Class of Securities)

                                                      566323309
--------------------------------------------------------------------------------

                                                    (CUSIP NUMBER)

                                                  Kenneth B. Funsten
                                                  121 Outrigger Mall
                                               Marina del Rey, CA 10992

                                 (Name, Address and Telephone Number of Person
                             Authorized to Receive Notices and Communications)

                                                  - with copies to -


                                             Michael G. Tannenbaum, Esq.
                               Newman Tannenbaum Helpern Syracuse & Hirschtritt
                                            900 Third Avenue - 13th Floor
                                               New York, New York 10022
                                                    (212) 508-6700

                                                  December 30, 1998
                                            (Date of event which requires
                                              filing of this statement)
                                                 CUSIP No. 566323309

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

                    Page 1 of 6 Pages

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 ------------------------                             ------------------------
|   CUSIP NO.566323309   |           13D             |  Page 2 of 6           |
 ------------------------                             ------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Kenneth B. Funsten
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS
           PN/00
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        467,112 Shares of Common Stock (See Item 5)
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        0
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |        467,112 shares of Common Stock (See Item 5.)
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        0
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          467,112 shares of Common Stock (See Item 5.)
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.94% of Common Stock (See Item 5)
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
- ------------------------------------------------------------------------------


                               Page 2 of 6 Pages
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CUSIP No. 566323309                                  SCHEDULE 13D



Item 1.  Security and Issuer.

Security Acquired: Common Stock

Issuer:  Marcum Natural Gas Services, Inc. (the "Issuer")
                  1675 Broadway
                  121 Suite 2150
                  Denver, CO 80202


Item 2.  Identity and Background.

(a)      Kenneth B. Funsten

(b)      121 Outrigger Mall
         Marina del Rey, California 90292

(c) President of Funsten Management Asset Management Company, 121 Outrigger Mall, Marina del Rey, California 90292.

(d) During the past five (5) years, Mr. Funsten has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) During the past five (5) years, Mr. Funsten has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he has been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

As to shares and warrants of the Issuer which Mr. Funsten holds directly, he has acquired such shares with his personal funds. As to the shares and warrants of the Issuer which Mr. Funsten holds indirectly through investment vehicles, such shares were acquired with the working capital of such investment vehicles. As to shares of an employee of Funsten Asset Management Company whose shares Mr. Funsten may be deemed to control, such shares were acquired with the employee's personal funds. As to the aggregate of 48,737 common stock purchase warrants (the "Warrants"), they were received by Mr. Funsten, FamCo Value Income Partners, L.P. and FamCo Offshore, Ltd. when the Issuer distributed such Warrants as a dividend to its shareholders on September 18, 1998.

Item 4   Purpose of Transaction

The purpose of the transactions reported by this Schedule 13D was and is investment in the securities of the Issuer. Mr. Funsten may hold talks and discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects, regarding ways to increase shareholder value. Mr. Funsten, as President and Portfolio Manager of Funsten Asset Management Company intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant to him, Mr. Funsten may purchase, directly or indirectly, additional shares of the Issuer's stock or dispose of some or such shares in open-market purchases or privately negotiated transactions. Furthermore, the Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares.

                                                 Page 3 of 6 Pages

Mr. Funsten does not have any current plans or proposals which would result in any of the following:

     a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b.        an  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     e. any material change in the present capitalization or dividend policy of the Issuer;

     f. any other material change in the Issuer's business or corporate structure;

     g.        changes  in  the  Issuer's   charter,   by-laws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.        any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

(a) - (b) As a holder of sole voting and investment authority over the shares owned by FamCo Value Income Partners, L.P. and FamCo Offshore, Ltd. and as a holder of the Issuer's shares directly, Mr. Funsten may be deemed, for the purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of all of the 376,175 shares owned by Mr. Funsten, FamCo Value Income Partners, L.P., FamCo Offshore, Ltd. and a certain employee of Funsten Asset Management Company which Mr. Funsten may be deemed to control, representing in the aggregate approximately 12.94%(1) of the Issuer's 3,518,231 shares outstanding as of October 31, 1998 (based upon information obtained from the Issuer's latest 10-QSB), and after giving effect to the aggregate number of 90,937 Warrants owned by Famco Value Income Partners, L.P., FamCo Offshore, Ltd. and by Mr. Funsten directly. Mr. Funsten disclaims any economic interest in the shares as to which Mr. Funsten has no direct or indirect pecuniary interest. Mr. Funsten further disclaims the beneficial ownership of the shares held by the certain employee of Funsten Asset Management Company who Mr. Funsten may be deemed to control.

(c) The following presents a list of purchases (including acquisitions by way of distributions) and sales of all shares by Mr. Funsten and FamCo Value Income Partners, L.P.

--------------

(1) The percentage was calculated by adding 376,175 shares to 90,937 Warrants and by diving the sum by the sum of 3,518,231 shares (outstanding) and 90,937 (number of Warrants).

                                                 Page 4 of 6 Pages

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within  the last 60 days,  including  the price per Share and the means by which such purchase or sale was effected.




Identity          Date                      Amount of Securities                Price/Share      Type

Mr. Funsten       11/11/98                  2,500                               $2.5625          Open-market
                                                                                                 purchase ("OPM")

Mr. Funsten       11/12/98                  825                                 $2.3125          OPM

Mr. Funsten       12/30/98                  75,300                              $1.41            OPM

FamCo Value Partners, L.P. 12/30/98         93,500                              $1.41            OPM


On December 30, 1998, FamCo Value Income Partners, L.P. acquired the aggregate amount of 23,375 Warrants in an open market transaction at $.20. On the same day, Mr. Funsten purchased 18,825 Warrants for personal accounts in an open market transaction at the same price.


(d) FamCo Value Partners, L.P. has the right to receive dividends from, or proceeds from the sale of the Issuer's shares and its interest relates to more than five percent of the Issuer's common stock.

(e)                        Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not Applicable.


Item 7.  Material to be Filed as Exhibits

         Not Applicable.

                                                 Page 5 of 6 Pages

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Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 11, 1999



----------------------------------------------------------------------

Signature


/s/ Kenneth B. Funsten
----------------------------------------------------------------------

Name/Title


Kenneth B. Funsten


                                                 Page 6 of 6 Pages